UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period ---------- to --------------

 Commission File Number 1-11750

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AEROSONIC CORPORATION 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aerosonic Corporation

1212 North Hercules Avenue

Clearwater, Florida 33765

Aerosonic Corporation 401(k) Plan

Signature	16

Exhibits
23.1 Consent of McGladrey & Pullen, LLP	17
23.2 Consent of Tedder, James, Worden & Associates, P.A.	18

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Report of Independent Registered Public Accounting Firm

To the Administrator and Participants

Aerosonic Corporation 401(K) Plan

Clearwater, Florida

We have audited the accompanying statement of net assets available for benefits of the Aerosonic Corporation 401(K) Plan, (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year the ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Aerosonic Corporation 401 (K) Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets at end of year, delinquent participant contributions and reportable transactions as of or for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Unites States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Orlando, Florida

July 15, 2008

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Report of Independent Registered Certified Public Accounting Firm

To the Administrator and Participants

Aerosonic Corporation 401(K) Plan

Clearwater, Florida

We have audited the accompanying statement of net assets available for benefits of the Aerosonic Corporation 401(K) Plan, (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Aerosonic Corporation 401(K) Plan as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Tedder, James, Worden & Associates, P.A.

Orlando, Florida

June 29, 2007

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AEROSONIC CORPORATION

401(K) PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2007 and 2006

	2007	2006
Investments, at fair value:
Aerosonic Corporation common stock	$105,728	$173,861
Registered investment companies	5,534,668	5,475,056
Common collective trusts	869,224	0
Money market funds	0	814,451
Participant loans	161,435	120,709

Total investments	6,671,055	6,584,077

Employer receivable	61,575	0

Net assets available for plan benefits	$6,732,630	$6,584,077

The accompanying notes are an integral part of these financial statements.

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AEROSONIC CORPORATION

401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Interest and dividends	$397,658
Net appreciation in fair value of investments	134,515
Total investment income	532,173

Contributions:
Employer	251,958
Participants’	467,289
Total contributions	719,247

Total additions	1,251,420

Deductions from net assets attributed to:
Benefits paid to participants	(1,065,734)
Administrative expenses	(37,133)
Total deductions	(1,102,867)

Net increase	148,553

Net assets available for plan benefits:
Beginning of year	6,584,077
End of year	$6,732,630

The accompanying notes are an integral part of these financial statements.

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Aerosonic Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1. Plan Description

The following description of the Aerosonic Corporation 401(k) Plan (the “Plan”) provides only general information. Participants of the Plan should refer to the Plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan that covers the eligible employees of Aerosonic Corporation (the “Company”) by allowing them a system of savings and salary deferral and by providing discretionary employer profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. (“ERISA”). The Plan was established on February 1, 1993, and has been amended from time to time thereafter.

Eligibility

Employees become eligible to participate in the Plan beginning on January 1, April 1, July 1, or October 1, immediately following completion of three months of service and attaining age 21.

Contributions

An eligible participant may voluntarily contribute, on a pre-tax basis, up to a maximum of 100% of his or her annual eligible compensation (up to the IRS maximum allowable amount) to the Plan. The maximum allowable pre-tax voluntary contribution, as determined under the Internal Revenue Code, was $15,500 and $15,000 for 2007 and 2006, respectively, and an additional catch-up contribution of $5,000 for participants over age 50. A participant also may roll over to the Plan amounts from individual retirement accounts or distributions from other qualified defined benefit or defined contribution plans.

The Company may also make contributions, in cash or Company common stock, to the Plan. The Company may make a matching contribution, as determined by the Board of Directors annually, of an amount equal to a percentage of a participant’s contributions up to a maximum percentage of eligible compensation. For 2007, the Company contributed an amount equal to 100% of a participant’s contributions up to 3% of eligible compensation. The total matching contribution made to the Plan amounted to $251,958 in cash for the year ended December 31, 2007. The Company may also make discretionary profit sharing contributions to the Plan, which are allocated to a participant’s account based upon the participant’s annual compensation. The Company did not make any discretionary profit sharing contributions to the Plan for 2007.

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Participant Accounts

Each participant’s account is credited with the participant’s contributions, his or her pro rata share of Company matching and additional discretionary contributions, and an allocation of Plan earnings or losses, including market value adjustments on Plan investments and changes within allocation of Plan expenses. All contributions are held in trust and invested by the Plan’s trustee in accordance with the options selected by the participants (i.e. all investments are participant-directed, in the case of Aerosonic Corporation common stock, amounts can be liquidated and invested at the direction of the participants). Plan earnings (losses) are allocated to a participant’s account based on the participant’s account balance as a percent of total invested assets in each investment fund. The benefit to which a participant is entitled under the Plan is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings and losses thereon. Participants become vested in employer matching and additional discretionary contributions (and earnings or losses thereon) according to the following schedule:

Years of Service	Vesting Percentage
less than 2	0%
2 but less than 3	33%
3 but less than 4	67%
4 or more	100%

Participants become fully vested upon death, disability, attainment of normal retirement age, or upon termination of the Plan.

Notwithstanding any provision in the Plan to the contrary, a participant whose employment is involuntarily terminated during 2007 as a result of closure of the Company’s Virginia operations and who continues in employment through the “planned separation date” shall be 100% vested in his Matching Contribution Account and his Non-Elective Contribution Account. The “planned separation date” shall be a date determined by the Employer and communicated in writing to the participant.

Distribution of Participant Accounts

Distributions of a participant’s account are made upon retirement from the Company at age 65, in cases of financial hardship, termination from service with the Company, death, or disability. Participants still employed who have reached the age of 59½ and are 100% vested are eligible for one distribution per calendar year. Distributions are made in a single lump-sum payment, in whole shares of Company common stock, or in cash, or partially in Company common stock or partially in cash, as determined by the Plan Administrator and based upon the relative proportion in which the participant’s account balance under the Plan consists of Company stock or investments.

The Plan allows participants that are less than age 70½ to defer benefit payments until they cease employment.

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Forfeitures of Accounts

Forfeitures of a participant’s non-vested balances are used to reduce employer contributions. During 2007 forfeitures of $12,052, were used to reduce the employer’s contributions. At December 31, 2007 and 2006, forfeited nonvested amounts, which remain as assets in the Plan, totaled $0 and $10,127, respectively.

Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. A participant may not have more than one loan outstanding at any time. Loans, which are collateralized by the balance in the participant’s account, bear interest at rates based upon the prime interest rate as published in the Wall Street Journal on the first business day of the month when the loan is drawn plus 1%, which ranged from 7.5% to 8.25% per annum at December 31, 2007. All loans are repaid through salary reductions within a period of five years, except loans to acquire the participant’s principal residence, for which the term of the loan may be up to ten years. Each loan is documented in the form of a promissory note signed by the participant and collateralized by this pledge on the participant’s account balance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, except for benefits paid, which are recorded when paid, in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies and participant loans are stated at fair value. The fair value of registered investment companies is determined based on quoted market prices. Units held in bank common collective trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Participant loans are valued at the amount of unpaid principal, which approximates fair value. The value of Aerosonic Corporation common stock is determined using the quoted market price from the American Stock Exchange at year end.

Wachovia Div Stable Asset Fund, a common collective trust, holds investments in fully benefit-responsive investment contracts that are stated at contract value which is equal to the principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the investment is not materially different from its contract value for the year ended December 31, 2007.

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Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value. Purchases and sales of securities are recorded on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro-rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances within investment type. The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Risks and Uncertainties

Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

The Plan records benefit payments to withdrawing participants when paid. Under the rules for preparation of the Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any. There were no unpaid distributions at December 31, 2007.

Administrative Expenses

Investment management service fees are paid directly from the Plan’s assets. Other administrative expenses are paid directly by the Plan sponsor and consist primarily of accounting and legal fees.

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Recent Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. The requirements of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Plan sponsor does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2007	2006
American Funds Growth R3	$2,118,442	$	*
Oakmark Equity & Inc. II	1,039,875		*
DWS Global Opportunities	867,147		*
Wachovia Div Stable Value	838,751		*
Riversource Diversified Equity Inc. A	768,179		*
Van Kampen Mortgage /A	348,056		*
Dreyfus Premier S&P Stars Fund	*		1,197,232
Putnam New Opportunities Fund	*		1,121,407
The George Putnam Fund of Boston	*		1,040,490
Putnam Global Equity Fund	*		888,772
Putnam Money Market Fund	*		814,451
Dreyfus Premier Intrinsic Value Fund	*		695,276
Putnam U.S. Government Income Trust	*		531,879

* Investment represents less than 5% of the Plan’s net assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year), increased in value by $134,515 during the year ended December 31, 2007, as follows:

Registered investment companies	$202,648
Aerosonic Corporation common stock	(68,133)
$134,515

4. Tax Status

The most recent favorable determination letter received by the Plan was dated November 6, 2007 which provides that the form of the Plan qualifies under the applicable provisions of the Internal Revenue Code for exemption from federal income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

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5. Plan Amendment and Termination

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. All such vested interests shall be non-forfeitable.

6. Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Management maintains the Plan’s investments with what management believes to be high credit quality financial institutions and attempts to limit the amount of credit exposure to any particular investment.

7. Party-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Certain Plan investments are shares of registered investment companies managed by Wachovia Bank, N.A. Wachovia Bank, N.A. is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. An employee of the Company serves as the plan administrator of the Plan. In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.

8. Prohibited Transactions

During 2007, the Plan sponsor inadvertently failed to deposit $149,975 of participant deferrals within the required timeframe as stated by the United States Department of Labor (“DOL”). The DOL considers late deposits to be prohibited transactions. The Plan sponsor will file a Form 5330 and pay all applicable excise taxes on the amounts that were not deposited within the required time frame. The excise tax payments will be made from the Plan sponsor’s assets and not from assets of the Plan.

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Schedule I

AEROSONIC CORPORATION

401(K) PLAN

Schedule of Assets Held for Investment Purposes

at End of Year December 31, 2007

EIN #74-1668471

Plan #002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar Party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current value

		Common Collective Trusts

		Enhanced Stk Mkt FD - AT (193.0304 Units)	$ **	$3,062
		Stable Investment -AT (453.5961 Units)	**	5,207
*	Wachovia Bank N.A.	Wachovia Diversified Bond - AT (1,909.5915 Units)	**	22,204
*	Wachovia Bank N.A.	Wachovia Div Stable Value (2,586.4445 Units)	**	838,751

		Registered Investment Companies

		Van Kampen Mortgage/A (2,8144.3498 Units)	**	348,056
		PIMCO Total Return/A (1,529.9717 Units)	**	19,856
		Oakmark Equity & Inc. II (38,844.7730 Units)	**	1,039,875
		Riversource Diversified Equity Inc. A (61,552.8070 Units)	**	768,179
		Enhanced Stock Market (132.5066 Units)	**	13,934
		American Funds Growth R3 (63,199.3459 Units)	**	2,118,442
		Riversource Mid Cap Value A (17,318.8620 Units)	**	160,546
		Thornburg Core Growth R3 (7,192.6510 Units)	**	143,278
		DWS Global Oppportunities ( 20,543.6360 Units)	**	867,147
		DWS Dreman Small Cap Val A (2.73 Units)	**	95
		Alger Fund - Small Cap I (309.1750 Units)	**	8,815
		PIMCO Real Return/Institutional - AT (458.3910 Units)	**	5,013
		PIMCO High Yiled I - AT (155.4475 Units)	**	2,074
		Evg Intl Bond I - AT (263.2640 Units)	**	3,353
		T. Rowe Price Eq Inc. - AT (317.1594 Units)	**	5,097
		Evgrn Strategic GR I - AT (249.5349 Units)	**	3,803
		Evgrn Intl Equity I - AT (202.3633 Units)	**	4,728
		The Boston Company Small Cap Value - AT (140.0281 Units)	**	1,496
		Amer Cent Small Comp - AT (60.8885 Units)	**	745
		Alger Funds Small Cap Gro Instl/I - AT (75.5956 Units)	**	992
		T. Rowe Price Real Estate - AT (181.4369 Units)	**	1,638
		Lazard Emerging Markets/I AT (58.2507 Units)	**	1,012
		Gman Sachs Lrg Cap Val/I - AT (662.2824 Units)	**	6,379
		JP Morgan High Yield - AT (490.3429 Units)	**	4,790
		T. Rowe Price Growth Stk - AT (545.6754 Units)	**	5,325

		Common Stock
*	Aerosonic Corporation Common Stock	Equity Securities of Aerosonic Corporation	303,515	105,728

		Participant Loans
	Participant Loans	Various maturities ranging from February 2007 to July 2015 (interest rates from 7.50% to 8.25%)	**	161,435
			$303,515	$6,671,055

*	Party-in-interest

** Historical cost is not required as investments are participant-directed

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Schedule II

AEROSONIC CORPORATION

401(K) PLAN

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN #74-1668471

Plan #002

Participant Contributions Transferred Late to Plan
$149,975

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Schedule III

Schedule H, Part IV, Line 4(j) – Schedule of Reportable Transactions

EIN #74-1668471

Plan #002

Identity of Party Involved	Description of Asset	Purchas Price	Selling Price	Cost of Asset	Value Of Asset on Transaction Date	Net Gain or (Loss)

OAKMARK EQUITY & INCOME FD II	Mutual Fund

	Purchases	$26	$—	$1,040,488	$1,040,488	$—

WACHOVIA DIVERSIFIED STABLE VALUE A *	Common Collective
	Trust	$310	$—	$814,451	$814,451	$—

VAN KAMPEN US GOV’T CLASS A	Mutual Fund
	Purchases	$12	$—	$531,883	$531,883	$—

DWS GLOBAL OPPORTUNITIES-A	Mutual Fund
	Purchases	$42	$—	$888,771	$888,771	$—

AMERICAN - THE GROWTH FD OF AMERICA CL R3	Mutual Fund
	Purchases	$32	$—	$1,197,202	$1,197,202	$—
	Purchases	$32	$—	$1,121,406	$1,121,406	$—

* Includes a party-in-interest.

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AEROSONIC CORPORATION

401(K) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Aerosonic Corporation 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Aerosonic Corporation 401(k) Plan

By:	/s/ Charles L. Pope

Executive Vice President and Chief Financial Officer,

Secretary and Treasurer of Aerosonic Corporation and

Agent for Service of Legal Process of the 401(K) Plan

July 15, 2008

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